Exhibit 99.1

SAFE-T GROUP ANNOUNCES DISMISSAL OF NETNUT’S PATENT LITIGATION

Case No. 2:20-cv-00188-JRG-RSP1, Luminati Networks Ltd. v. NetNut Ltd., Dismissed Without Prejudice, No Monetary Payment from NetNut to Bright Data and No Effect on NetNut’s Ongoing Services

HERZLIYA, Israel, December 14, 2021 - Safe-T Group Ltd. (NASDAQ, TASE: SFET), a global provider of cybersecurity and privacy solutions to consumers and enterprises, announces that NetNut Ltd., Safe-T Group’s enterprise privacy solutions subsidiary unit (“NetNut”), has entered into a settlement agreement with Bright Data Ltd.2 (f/k/a Luminati Networks Ltd., hereinafter “Bright Data”) agreeing to terminate the patent infringement action Bright Data initiated against NetNut on June 11, 2020 in the United States District Court for the Eastern District of Texas, Marshall Division.

NetNut respects the valid intellectual property rights of others and believes that Bright Data’s patents were not infringed by NetNut’s services and that they are invalid based on voluminous prior art. In order to continue providing superior technology and service to its customers and to free the market of invalid patents that are used in litigation as a tool to stifle market innovation and inhibit market growth and fair competition, NetNut will continue to challenge the validity of all relevant patents controlled by Bright Data.

As previously reported, on June 11, 2020, Bright Data filed an action, alleging infringement by NetNut of U.S. Patent Nos. 10,484,511 and 10,637,968, as well as claims of trade secret misappropriation, which NetNut indicated it believed was without merits3. Based on initial evaluation at the time when the complaint was filed, NetNut believed that the action was without merits. Pursuant to a confidential settlement agreement, the case was dismissed without prejudice on December 10, 2021, with no monetary payment from NetNut to Bright Data and with no effect on NetNut’s ongoing services for customers. As indicated in the table below, the U.S. Patent and Trademark Office (“PTO”) has granted NetNut’s Ex Parte Reexamination requests on these two patents and has preliminarily rejected all the claims asserted against NetNut.

[1]	Available here: https://www.pacermonitor.com/public/case/34660555/Luminati_Networks_Ltd_v_NetNut_Ltd.
[2]	Acquired by EMK Capital LLP, a private equity firm, in August 2017.
[3]	https://www.sec.gov/Archives/edgar/data/1725332/000121390020015144/ea123137-6k_safet.htm.

NetNut has consistently challenged the patentability of Bright Data’s patents, both in court and at the PTO. To date, NetNut has filed several requests for Inter Partes Review (“IPR”) and Ex Parte Reexamination (“EPR”)4, challenging the validity of Bright Data’s patents. In each of NetNut’s PTO challenges reaching a preliminary decision on the merits, the PTO has agreed with NetNut’s positions that Bright Data’s patents are likely unpatentable. NetNut’s current PTO challenges, up until today’s date, include the following:

Bright Data’s U.S. Patent Number	Proceeding: Inter Partes Review (IPR)[5] or Ex Parte Reexamination (EPR)[6]	Status
9,241,044	• IPR (Case No. IPR2021-00458) • Filed January 22, 2021 • Institution[7] granted on August 12, 2021, on all challenged claims and all grounds	Pending
9,742,866	• IPR (Case No. IPR2021-00465) • Filed January 25, 2021 • Institution granted August 12, 2021, on all challenged claims and all grounds	Pending
10,257,319	• IPR (Case No. IPR2021-01492) • Filed September 3, 2021	Awaiting Institution Decision
10,469,614	• EPR (Control No. 90/014,880) • Filed October 9, 2021 • Reexamination granted November 17, 2021	Pending
10,484,510	• IPR (Case No. IPR2021-01493) • Filed September 3, 2021	Awaiting Institution Decision
10,484,511	• EPR (Control No. 90/014,624) • Filed December 4, 2020 • Reexamination granted January 21, 2021 • Office Action mailed May 24, 2021, rejecting all challenged claims	Pending
10,491,713	• EPR (Control No. 90/019,041) • Filed December 7, 2021	Awaiting Initial Decision
10,637,968	• EPR (Control No. 90/014,652) • Filed January 12, 2021 • Reexamination granted March 3, 2021 • Office Action mailed July 6, 2021, rejecting all challenged claims	Pending
11,050,852	• EPR (Control No. 90/014,920) • Filed December 9, 2021	Awaiting Initial Decision

[4]	These procedures ask the PTO to re-examine the subject matter of patents to reconsider whether their claims are patentable.
[5]	Searchable at https://developer.uspto.gov/ptab-web/#/search/proceedings.
[6]	Searchable at https://portal.uspto.gov/pair/PublicPair.
[7]	An IPR will be instituted if the PTO finds that the petition demonstrates that there is a reasonable likelihood that at least one of the challenged claims is unpatentable.

As also previously reported, on June 18, 2021, Bright Data filed an action alleging infringement of U.S. Patent Nos. 10,257,319 and 10,484,510 against NetNut. The action was also filed in the United States District Court for the Eastern District of Texas, Marshall Division. Bright Data amended its complaint on October 11, 2021, to additionally assert infringement of U.S. Patents Nos. 10,491,713, 11,050,852 and 11,044,346, as well as a claim for alleged false advertising. NetNut disagrees with each of Bright Data’s claims and is defending itself in the litigation. As indicated in the table above, NetNut has already challenged most of the patents asserted in this action and believes that the outcome will be similar to that of the patents asserted against it in the first case.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include, enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cyber-security and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for both advanced and basic users, ensuring full protection for all personal and digital information.

ZoneZero® cyber-security solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational access use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust.

Our privacy solutions for enterprises are based on our advanced and secured proxy network, the world’s fastest, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one of its kind that is comprised of millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the outcome of challenging the validity of Bright Data’s patents. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com

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